August 20, 2009

Via EDGAR

Securities and Exchange Commission
ATTN: H Roger Schwall and Gary Newberry
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4628

Re:                    Comment letter dated July 31, 2009
                          Solitario Exploration & Royalty Corp. ("Solitario or the "Company")
                          Form 10-K for the Year Ended December 31, 2008
                          Filed March 13, 2009
                          Form 10-Q for the Fiscal Quarter Ended March 31, 2009
                          Filed May 8, 2009
                          SEC File No. 1-32978

Dear Mr. Schwall and Mr. Newberry:

          Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the "Staff"). The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Furthermore, Solitario acknowledges the following:

     Solitario is responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and
     Exchange Commission (the "SEC"); and
     Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to our filings; and
     Solitario may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States

SEC COMMENT:

Form 10-K for the Fiscal Year ended December 31, 2008
General

1.          We note that approximately 80% of your total assets as of December 31, 2008 consists of your investment in the equity securities of Kinross. Please clarify how you evaluated whether you are an investment company as defined in Section 3(a)(1) of the Investment Company Act of 1940. Provide us with any analysis and calculations necessary to support your position.

RESPONSE:

          We believe that we are not an investment company because we safely meet the requirement under Section 3(a)(1)(C) under the Investment Company Act of 1940 (the "1940 Act") that the issuer not be engaged nor propose to engage in "the business of investing, reinvesting, owning, holding, or trading in securities." Solitario is primarily engaged in the business of acquisition and exploration of mineral properties located in Peru, Brazil, and Mexico. Our principal expertise is in identifying mineral properties with promising mineral potential, acquiring these mineral properties and exploring them to enable it to sell, joint venture or create a royalty on these properties prior to the establishment of proven and probable reserves. We have been actively involved in this business since 1993. Further description of its business operations has been found in our periodic filings, which disclosure gives no indication that Solitario could be construed as an investment company. We do not believe it would be possible to identify a single investor, reasonable or not, who purchased shares of Solitario thinking the investor was making an investment in a company primarily engaged in the business of investing, reinvesting, owning, holding, or trading in securities.


          The fact that the value of Solitario's 1,110,000 shares of Kinross Gold Corporation's common stock currently exceeds 40% of its total assets is the result of a combination of historical factors, including changes in market prices of the stock and the accounting treatment of mining companies generally, not a purposeful action to become engaged in the business of holding securities. Our Kinross stockholdings stem from our origins as a wholly owned subsidiary of Crown Resources Corporation ("Crown"). As described in our periodic filings, including our Form 10-K for the year ended December 31, 2008, Crown completed a spin-off its holding of Solitario's shares to its shareholders in 2004, and when Crown subsequently merged with Kinross Gold Corporation ("Kinross"), Solitario was issued 1,942,920 shares of Kinross common stock in exchange for the 6,071,626 shares of the common stock of its parent Crown that it owned at that time.

          As a result of the merger and subsequent appreciation in the market value of Kinross stock, Solitario found itself with a relatively large asset in the Kinross stock that it could not readily sell without significant adverse tax consequences. Even though we have been steadily selling the Kinross stock (832,920 of the 1,942,920 shares originally received, or 43%, to date), Solitario has continued to exceed the 40% threshold for investment securities set forth in Section 3(a)(1)(C) of the 1940 Act. This disparity in the relative "value", according to generally accepted accounting principles, of our operating assets and the Kinross stock exists only because United States Generally Accepted Accounting Principles ("GAAP") limits the capitalization of costs on exploration properties to only the initial cost expenditures, and excludes, by requiring us to expense, the subsequent exploration expenditures and even subsequent payments made to the seller or lessor of the property. Under GAAP, irrespective of the amount invested in exploration of mining properties and with no regard for their current value or long term potential for appreciation, exploration mining properties are reported as assets in our balance sheet at the historical cost of only whatever we initially paid for them. By comparison, we report the current market value of the Kinross stock, irrespective of the actual amount or our historical cost that we initially paid for such stock.

          The distortion resulting from this disparity in accounting treatment is apparent when you consider the fact that we paid approximately $1.4 million for the Crown investments that are today, as Kinross stock, valued at more than $21 million, even though we have, as noted above, already sold 43% of the Kinross stock. According to our most recent Form 10-Q, the cost basis of our mining exploration properties, which excludes exploration expenses or any estimate of their current value, is $2.776 million, and we held almost $1 million in cash and cash equivalents. If apples were compared to apples, by comparing the initial cost of both assets ($0.798million for the remaining shares of Kinross stock and the $2.776 million paid for the initial acquisition of mining properties) rather than treating them differently, Solitario would only have around 22% of its assets in investment securities.

          The result is the same if one compares actual market values. Our market capitalization today (the number of shares outstanding times its current market price) is around $60 million. If we assume that the market acts rationally and considers the approximate $21 million market value of the Kinross stock in valuing Solitario's stock, then that means that around 35% of our value is derived from our ownership of Kinross stock. The irony, or perhaps the conclusive rebuttal to the contention that Solitario is an investment company at all, is that, if we did register as an investment company, we believe we would be required to value all of our assets at "fair value", including our mining exploration properties, and that comparison of market values would yield the same result-we hold approximately 35% of our assets in investment securities.

          In any event, we have never been considered an indirect vehicle for investing in Kinross shares because our operating results have been unrelated to that value. And we have confirmed that view to the investment public by our actions. We have been steadily selling our Kinross stock to the maximum extent that we could do so without incurring adverse tax consequences (i.e., to the extent that we could offset the income from those sales with net loss carryforwards and losses from operations). As we have disclosed in our periodic filings, we intend to continue selling the Kinross stock. Moreover, we hope to announce one or more acquisition transactions within the next 12 months that will take us well below the 40% benchmark of Section 3(a)(1)(C).


          Furthermore, we have been advised that, pursuant to Sections 3(b) and 3(c) of the Act, even if a company is deemed to have investment securities having a value exceeding 40% of the value of its total assets, as long as it fits into one of the enumerated statutory exceptions, it is not an investment company. For example, under Section 3(b)(1), any issuer that is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities, is not an investment company. In 1947, the Commission created a five factor test to determine whether a company is "primarily" engaged in the investment business:

                    1. the company's history;
                    2. the way the company represents itself to the investing public today;
                    3. the activities of its officers and directors;
                    4. the nature of its assets; and
                    5. the sources of its income.
          Historically, the Commission's interpretation of this five part test heavily emphasized the "nature of assets" element of the test, so that any issuer who exceeded a "50% of assets in investment securities" test was essentially required to register or seek an exemption from the Commission, irrespective of the balancing that could have resulted from consideration of the other four factors. While the Commission has readily granted exemptive relief to various operating companies, including Microsoft Corporation and many others, there was essentially no consideration of the other Tonopah factors if the issuer had more than 50% of its assets in investment securities.

          In 2007, however, the U.S. Court of Appeals for the Seventh Circuit had a rare opportunity to interpret the Commission's Tonopah test. In SEC v. National Presto Industries, Inc., the appellant National Presto had initially refused to apply for an exemption. That refusal forced the agency to seek an injunction requiring it to register as an investment company, the district court granted the injunction and National Presto Industries appealed. In the National Presto case, the Court of Appeals specifically rejected the Commission's historical emphasis on assets as the "most important" of the five factors since it "would make the exclusion in SS80a-3(b)(1) unavailable as a practical matter." The court reasoned, "What good would it do to enact a law using 40% as the threshold in subsection (a)(1)(C), and convert the 40% test to 50% as a definition of the firm's 'primary' engagement?" National Presto confirms that Section 3(b)(1) means what it says: if an issuer is primarily engaged in a business or businesses other than investing, reinvesting, holding or trading in securities, it is not an investment company even if it does have more than 40% (or 50%) of its assets in investment securities.

          Acknowledging that "primarily" was an undefined and necessarily imprecise term, the National Presto court went on to consider the Commission's five part Tonopah test as a means for evaluating the meaning of the term. Most significantly, the Court of Appeals rejected the Commission's longstanding emphasis on the "nature of assets" factor, noting that even the Commission's original decision in Tonopah had concluded that the most important factor is number 2: the way the company represents itself to the investing public today, i.e., "Will its portfolio and activities lead investors to treat it as an investment vehicle or as an operating enterprise?"

          Perhaps the most important lesson of National Presto, however, is its confirmation of a "statutory" exclusion from the definition of "investment company" found in Section 3(b)(1). As we understand it, this concept is roughly comparable to the statutory exemption from registration under the 1933 Act for transactions "not involving a public offering" In other words, issuers that hold themselves out to the world as operating companies and not as vehicles for investments in other companies are not required to, as the Court of Appeals phrased it in National Presto, "kowtow to an agency" by bearing the cost of applying for an unnecessary exemption that everyone knows should be readily granted. Bona fide operating companies can now rely on the plain meaning of the statute, as it has been interpreted by the Seventh Circuit, rather than being forced to plead with the Commission to exercise its discretion to grant an exemption.

          In light of National Presto, we believe Solitario satisfies the Tonopah test, with its reinstated emphasis on how the issuer holds itself out to, and is perceived by, the investing public.


          For example, Tonopah factor number 1, Solitario's history, clearly supports its exclusion from the definition. Since our inception as an operating subsidiary of Crown Resources Corporation, we have been engaged in the business of acquiring and exploring mineral properties. We have never engaged directly or through a wholly-owned subsidiary or subsidiaries in the business of investing, reinvesting, owning, holding or trading in securities. As explained above, due to the Crown-Kinross merger, Solitario received a large amount of Kinross stock, but our periodic filings clearly indicate that we never sought to make our ownership in Kinross stock a component of our business. In fact, as disclosed in those filings, we have always maintained operational control over all of our wholly owned projects and varying degrees of operational control over our joint ventures. As an exploration company, we have been investing heavily in developing projects or joint ventures that we hope will generate substantial returns in the long run. Those exploration expenses are trending upward - in 2002 our exploration expenses were $957,000, while our 2009 exploration expenditure budget is approximately $4,404,000.

          Our satisfaction of the most important factor, number 2 (the way the company represents itself to, and is perceived by, the investing public), is readily established by reviewing Solitario's website, annual report, and periodic filings as well as third party analyses of Solitario and the value of our stock. Throughout our history, we have represented Solitario to the investing public as nothing but a company engaged in mining exploration. The price of our stock has historically been aligned with our operating results and, more importantly, investors' opinions of the long term value of our prospects, not with the value of the Kinross stock or that company's results and prospects.

          Solitario also clearly meets the requirement of factor number 3 (the activities of its officers and directors) since virtually all of the activities of our officers and directors are focused on furthering the goal of Solitario as a mining enterprise. Our three executive officers are highly experienced mining industry executives, not investment managers, as disclosed by their employment histories in our most recent proxy statement on Schedule 14A. We estimate that at least 98% of the time of these mining experts is spent running our mining exploration activities and related operations. Similarly, every one of our five directors is an experienced mining industry expert - our board is comprised of a (1) mining industry consultant, (2) a chairman of a gold exploration company, (3) a retired mining engineer, (4) a retired mining operations manager and (5) our CEO and President, who has spent his entire career as a geologist. As Solitario's CFO, I do spend some time managing the liquidation process for the Kinross stock, including a consideration of when to sell Kinross shares, but the time I spend on this task is negligible compared to the issues that I address with respect to our exploration activities and related operations.

          Under these circumstances, we believe that we even satisfy factor number 4 (the nature of its assets), as it has been interpreted by SEC v. National Presto Industries, Inc. In examining the nature of our assets, we are no longer required to simply apply the 40% (or 50%) investment securities test of Section 3(a)(1)(C). A broader consideration of the nature of our assets goes beyond relative values under GAAP and acknowledges that, as an active exploration company, the value of Solitario is not correlated to the current market value of its one investment security, Kinross stock, but is instead tied to the value of its exploration assets and related operations. As in National Presto, Solitario has no warning flags, as it has not "sold all or almost all of its [non-investment securities] assets, reduced its operations to a skeleton staff, [or] purport to be looking for acquisitions but never seems to find them." The nature of our assets is that we have one investment securities asset which we are gradually liquidating to minimize adverse tax consequences and we have a wide variety of mining exploration properties with significantly greater market value that we actively manage and explore for mineral deposits. So a broader consideration of the "nature" of our assets supports the notion that we are not "primarily" engaged in the business of investing in or passively holding investment securities as would an investment company.


          While we have funded much of our operating losses with revenue from sales of the Kinross stock, it does not necessarily follow that Solitario fails factor number 5 of the Tonopah test (sources of income). The true determinants of Solitario's income statement are the operating results from its exploration and related operations, not the proceeds from sales of Kinross stock that are used, to the extent permitted by tax considerations, to offset those losses. While the Kinross stock may provide cash flow, the true "source" of our income is from our exploration efforts. We have disclosed that we intend to generate income from the sale and joint venture of our exploration properties and that is how Solitario is perceived by the investment community. As an exploration stage mining company that obtains its revenues from the sale and joint venture of exploration properties, we have disclosed that such revenues may occur infrequently and the fact that in 2008 our exploration efforts have resulted in expenses greater than income. For early stage mining exploration companies like Solitario, exploration success, as measured by activities like mapping, sampling and drilling, is generally a far more important indicator of value than income or revenues. An excellent example of this is our experience at Crown, where the same management that currently operates Solitario, operated Crown. In June of 2002, Crown had a market capitalization of approximately $8 million. Eighteen months later, in October 2003, we announced the sale of Crown to Kinross for approximately $200 million. Crown had no revenues during that eighteen month period and only reported losses on its statement of operations.

          In any event, even if the Commission or the staff disagree with some of the foregoing analyses of the five Tonopah factors, after National Presto, it is not necessary to meet all five factors to pass the test as a whole. Solitario has none of the warning flags of a disguised investment company enumerated in National Presto cited above. On the contrary, our non-investment activities have been increasing. We have been steadily acquiring mining exploration projects, we have five full-time employees located in the United States and twenty five full-time employees located in Latin America, and we acquired eight new projects in 2008 over which we hold and exercise operational control.

          It bears noting that, for many of the same reasons discussed above, Solitario may already qualify for the exception from investment company status provided by Section 3(c)(9) of the 1940 Act, since it is a company "substantially all of whose business consists of owning or holding oil, gas, or other mineral royalties or leases, or fractional interests therein, or certificate of interest or participation in or investment contracts relative to such royalties, leases or fractional interests." In enacting this section, Congress intended as a policy matter to exempt companies from the 1940 Act whose business generally consists of owning or holding mineral royalties or leases. We acknowledge that the Commission's position is that the Kinross stock would not qualify as an "investment contract" in mining royalties, thereby preventing Solitario from counting Kinross' mining properties as mining royalties or leases in the "substantially all" test. But we think that a reasoned judicial analysis of the "substantially all" term in Section 3(c)(9) would, like the analysis of the term "primarily" by the Seventh Circuit in National Presto for Section 3(b)(1), emphasize the term "business", and would never consider the holding and gradual liquidation of the Kinross stock to be a substantial part of our "business". By focusing on economic reality as the court did in National Presto, rather than on arbitrary percentage of assets tests, we are confident that a reviewing court would disregard the Kinross stock and recognize that substantially all of our business is mining royalties and leases.

          In analyzing both 3(b)(1) and 3(c)(9), the focus should be on the actual "business" that is being conducted by Solitario. In both cases, the statutory language recognizes that the issuer can conduct other business that is not within the statutory exclusion from investment company status. Whether the statutory language is "substantially all" or "primarily" is probably a distinction without a difference; Solitario is in fact principally "engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities" excluded by Section 3(b)(1) and that principal business "consists of owning or holding . . . mineral royalties or leases, or fractional interests therein, or certificate of interest or participation in or investment contracts relative to such royalties, leases or fractional interests" excluded by Section 3(c)(9).

          For the foregoing reasons, we believe that Solitario is not now, and has never been, an "investment company" required to register under the 1940 Act. Moreover, since Solitario qualifies for a statutory exclusion from the definition of an investment company via Sections 3(b)(1) and 3(c)(9) per National Presto, we do not believe that Solitario is required to seek exemptive relief from the Commission under Section 3(b)(2) or Section 6(c), even though we expect that such relief would be readily available.


          We would be happy to provide the Staff with additional information concerning our operations, including how our exploration expenses are allocated, and how each employee's function is consistent with that of a mining industry operations company. We are confident that such information will support our conclusion that Solitario does not mislead or otherwise injure investors when it uses the governance and reporting devices designed for, and appropriate to, an operating company.

Business, page 3

2.           Please provide the disclosure required by Item 101(c)(xii) of Regulation S-K regarding the material effects that compliance with environmental laws and regulations may have upon your business. In this regard we note your risk factor disclosure at page 9 regarding the expenditures you have made to comply with such laws and regulations.

RESPONSE:

          Please see the following paragraph, which we have included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. We will include a similar paragraph in all of our future filings and in our next 10-K, updated for any changes in circumstances:

Environmental Compliance

           We are subject to various federal, state and local environmental laws and regulations in the countries where we operate. We are required to obtain permits in advance of completing certain of our exploration activities, to monitor and report on certain activities to appropriate authorities, and to perform remediation of environmental disturbance as a result of certain of our activities. However the nature of our activities of review, acquisition and exploration of properties prior to the establishment of reserves, which may include mapping, sampling, geochemistry and geophysical studies, as well as some limited exploration drilling, has not resulted in significant environmental impacts in the past. We have historically carried on our required environmental remediation expenditures and activities, if any, concurrently with our exploration activities and expenditures. The expenditures to comply with our environmental obligations are included in our exploration expenditures in the statement of operations and have not been material to our capital or exploration expenditures, and have not had a material effect on our competitive position. For the three and six months ended June 30, 2009 and 2008, we have not capitalized any costs related to environmental control facilities. We do not anticipate our current or planned exploration activities will result in any material new or additional environmental expenditures or liabilities in the future.

          We respectfully submit to the Staff that our current disclosures regarding environmental effects of our operations and the fact that our operations as it relates to environmental matters has not changed since December 31, 2008 and the current disclosure of this fact provide the readers of our financial statements adequate information and the amendment of our previously filed Annual Report on Form 10-K is not necessary.

Risk Factors, page 5

3.           Please revise your disclosure in the opening paragraph to indicate that you have described all material risks to the company

RESPONSE:

          We will begin the risk factor section of all future Solitario Annual Reports on Form 10-K with the following language, which will eliminate any ambiguity regarding the risk factors presented:

           In addition to considering the other information in this Form 10-K, you should consider carefully the following factors. The risks described below are the significant risks we face and include all material risks. Additional risks not presently known to us or risks that we currently consider immaterial may also adversely affect our business.

          We respectfully submit to the Staff that in light of our commitment to revise our disclosure as set forth above in all future Form 10-K filings and our confirmation that the disclosure in the Form 10-K for the Fiscal Year Ended December 31, 2008 does describe all material risks to the Company we feel that the amendment of our previously filed Annual Report on Form 10-K is not necessary.


Working Capital

4.           Please disclose whether you have sufficient liquidity and capital resources to fund your working capital needs and operating activities for the next twelve months.

RESPONSE:

We have included the following language in our Quarterly Report Form 10-Q for the quarter ended June 30, 2009: We will include appropriate disclosures regarding our ability to fund Solitario's working capital for the following twelve months from each annual and quarterly reporting date in all future filings.

          As of June 30, 2009, our cash balances along with our investment in marketable equity securities not subject to the Kinross Collar are considered adequate to fund our expected expenditures over the next year.

          We respectfully submit to the Staff that our current disclosures regarding our ability to fund operation for the next twelve months and the fact that we also had adequate working capital as of December 31, 2008 and the prospective disclosure of this fact provide the readers of our financial statements adequate information and the amendment of our previously filed Annual Report on Form 10-K is not necessary.

Definitive Proxy Statement on Schedule 14A filed April 28, 2009

5.           Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

RESPONSE:

          We will comply with the following comments as indicated in all future filings for questions six through eight as indicated below.

6.          Please provide page numbers in your proxy statement.

RESPONSE:

          We will include page numbers on all future filings.

Summary Compensation Table

7.           We note that you awarded bonuses in 2008 and 2007, respectively, for performance in 2007 and 2006. We further note that such bonuses are reflected in your summary compensation table for the years 2008 and 2007. The bonuses should be disclosed in the table for the year they are earned. See Item 402(c)(2)(iv) of Regulation S-K. Please revise.

RESPONSE:

          We will ensure that in all future filings our compensation table includes the bonuses for the year earned in all future filings. The table as presented would have been shown as follows with the bonus amounts shown as earned in 2006 and 2007 rather than 2007 and 2008 and the language clearly indicating when the bonus was earned:


          The following table provides summary information regarding compensation earned by our Named Executive Officers for the fiscal years ended December 31, 2008, December 31, 2007 and December 31, 2006:
Name and Principal Position	Year	Salary ($)(1)	Bonus(2) ($)	Stock Awards ($)	Option Award (3) ($)	Non-equity incentive plan compensation	Change in pension value and non- qualified deferred compensation earnings ($)	All Other Compensation ($)(4)	Total ($)
Mr. Herald, CEO	2008	210,000	-	-	-	-	-	14,588	245,588
	2007	210,000	21,000	-	184,730	-		14,692	430,692
	2006	65,624	21,000	-	498,100	-	-	7,479	571,203
Mr. Maronick, CFO	2008	150,000	-	-	-	-	-	12,006	177,006
	2007	150,000	15,000	-	97,226	-	-	10,125	272,351
	2006	46,250	15,000	-	306,523	-	-	-	352,773
Mr. Hunt, COO	2008	150,000	-	-	-	-	-	12,225	177,225
	2007	150,000	15,000	-	97,226	-	-	14,419	276,645
	2006	118,333	15,000	-	306,523	-	-	-	424,956

(1)          Mr. Herald and Mr. Maronick were employees of Crown prior to August 31, 2006. Their services to Solitario prior to that date were provided pursuant to the Management Services Agreement between Solitario and Crown discussed below under
            "Certain Relationships and Related Transactions."
(2)        Amount for bonus earned during the year. No bonus was earned during 2008 for any named executive.
             No option awards were granted to Mr. Herald, Mr. Maronick or Mr. Hunt during 2008.
(3)       Mr. Herald, Mr. Maronick and Mr. Hunt each received a 401(K) match of the amounts listed during 2008, 2007 and 2006, respectively.

          We respectfully submit to the Staff that, that the change in the table included in our previously filed 2009 Proxy was to move the bonus amounts of $21,000 for Mr. Herald and $15,000 for Mr. Maronick and Mr. Hunt from 2008 and 2007, respectively, to 2007 and 2006, respectively. We believe this would not be considered by investors to be a material change in disclosures and we feel that prospectively reporting bonuses in the period earned rather than paid is appropriate and that an amendment or refiling of the previously filed Proxy would not be necessary under these circumstances.

Principle Payments Upon Termination or Change in Control

8.          We note that you have provided quantitative disclosure regarding certain cash payments due to each named executive officer in connection with a change of control as of April 27, 2009. Please provide revised quantitative disclosure, applying the assumptions that triggering event took place on the last business day of your most recently completed fiscal year, and the price per share of your securities is the closing price as of that date. Such disclosure should include all payments and benefits due in connection with a change in control, including any tax gross-up or accelerated vesting of unvested option awards. In the event uncertainties exist as to the provision of payments and benefits or the amounts involved, make a reasonable estimate (or a reasonable estimated range of amounts) applicable to the payment of the benefit and disclose material assumptions underlying such estimates or estimated ranges in your disclosure. See instruction 1 to Item 402(j) of Regulation S-K.

RESPONSE:

          We will insure that in all future filings the information included under Potential Payments upon Termination or Change in Control will be as of the most recently completed fiscal year end. The disclosures of such payments will assume the triggering event, number and value of acceleration of vesting on unexercised options, our stock price and the salary and bonus amounts are calculated as of the most recent fiscal year end date.

          Using the assumption that the triggering event had occurred as of December 31, 2008, the disclosures in our 2009 proxy would have been as follows:


     POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

           As noted under "Compensation Discussion and Analysis" in this Proxy, the Company entered into certain change in control agreements on March 14, 2007 with the following Named Executive Officers: Christopher E. Herald, James R. Maronick and Walter H. Hunt. The terms of the change in control agreements are more fully described under "Change in Control Agreements" in the "Compensation Discussion and Analysis" section of this Proxy. Described below are the potential payments to each Named Executive Officer in the event of an assumed change in control as defined in the applicable Change in Control Agreement (the "CIC") as of December 31, 2008.

Name	Salary(1)	Stock option vesting (2)	Tax gross up(3)	Total
Christopher E. Herald, CEO	$525,000	$ -	$ -	$525,000
James R. Maronick, CFO	375,000	-	-	375,000
Walter H, Hunt, COO	375,000	-	-	375,000

(1)     Two and one half times base salary as of December 31, 2008. Paid as a lump sum payment.
(2)     The intrinsic value from the acceleration of all outstanding unvested options as of December 31, 2008.
(3)     The change in control provides for a gross-up for taxes in the event the combined salary and all other compensation, triggered by a change in control, results in Excise Tax, as defined by Section 4999 of the Code. The CIC provide for additional cash compensation to pay the Named Executive Officer for the Excise Tax, which is 20% of all compensation in excess of the base salary amount, when the total payments, including the fair value from acceleration of vesting for unvested options, under the CIC exceed three times base salary. We have estimated that no tax gross up would have been due or payable as of December 31, 2008 because the total compensation, including the fair value from the acceleration of all outstanding unvested options would not exceed three times the base salary.

     We respectfully submit that, as a result of the price of our stock being below the option price as of December 31, 2008, there was no additional compensation that would have been reported in the table in our 2009 Proxy and that the amounts reported in our 2009 Proxy stayed the same. Accordingly we feel that prospectively reporting future potential payments under a change in control as described above is appropriate and amendment of our previously filed Proxy is not necessary.

Exploration Activities and Contractual Obligations, page 36

9.           In a separately captioned section, discuss your off balance sheet arrangements, as required by Regulation S-K Item 303(a)(4). If you have no such arrangements, as defined by this Item, provide disclosure of this fact.

RESPONSE:

          We have no off balance sheet arrangements, and had no such arrangements as of December 31, 2008. In all future filings we will include a separately captioned section that will disclose all off balance sheet arrangements, including, if appropriate, the disclosure that we have no such arrangements. The following disclosure which was included in our Quarterly Report on Form 10-Q for the three and six months ended June 30, 2009 would have been the same as of December 31, 2008:

                    Off-balance sheet arrangements

                              As of June 30, 2009 and December 31, 2008 we have no off-balance sheet arrangements.

          We respectfully submit to the Staff that our current disclosures regarding off-balance sheet arrangements and the fact that we had no such arrangements as of December 31, 2008 and the prospective disclosure of this fact and any changes in off-balance sheet arrangements provide the readers of our financial statements adequate information and the amendment of our previously filed Annual Report on Form 10-K is not necessary.


10.          Provide a table of your contractual obligations, as required by Regulation S-K Item 303(a)(5).

RESPONSE:

          We will include a table of contractual obligations in all future Annual Reports filed on Form 10-K. Our Form 10-K for December 31, 2008 included the information required in narrative form under the caption for "Exploration Activities" and for "Derivative Instruments," however the following table illustrates the table as it would have appeared in December 31, 2008 Form 10-K:
(in thousands)	As of December 31, 2008 Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$ 35	$ 35	$ -	$ -	-
Alliance Agreement (1)	776	776	-	-	-
Land Holding Costs (2)	262	262	-	-	-
Fair Value of the Kinross Collar (3)	513	277	236	-	-

Total	$1,586	$1,350	$236	$ -	$ -

(1)     See the minimum expenditure requirements discussed below under "Newmont Alliance."
(2)     Our land holding contractual obligations, which are generally cancelable at our option, include all required payments for the next 12 months to maintain our existing mineral properties. As of December 31, 2008 we have no minimum or required land holding contractual obligations beyond one year.
(3)    The obligations under the Kinross Collar allow, but do not require cash payment upon settlement. See a description of the Kinross Collar under "Derivative Instruments."

          We respectfully submit to the Staff that the information required by the table in our previously filed Annual Report on Form 10-K was available in the document. While we recognize that the summarization of the information in the required table assists readers in assessing this information, we do not feel amending the previously filed Form 10-K is necessary in this instance.

Consolidated Statements of Stockholders' Equity, page 49

11.     We note from your disclosure on page 52 and elsewhere in your filing that your share of your investment in Pedra Branca Mineracado, Ltda. was reduced by 15% in fiscal year 2008 to 70%. It appears you recorded a $1.7 million gain related to this transaction in your statement of stockholder's equity. If this is correct, please clarify the consideration you received in connection with the sale and how you calculated the gain related to this transaction.

RESPONSE:

We are responding to question 11 and question 12 together and will address each issue raised in the chronological order of the transactions that resulted in our accounting treatment for PBM as follows:

Recording of $404,000 as a reduction to Paid-in-capital as a result of Anglo earning a 15% interest in PBM during 2007

          As disclosed in footnote 8 and elsewhere in our audited consolidated financial statements, Pedra Branca Mineracao ("PBM") is a jointly owned, subsidiary with Anglo Platinum Brazil ("Anglo"). The subsidiary has one main asset, the Pedra Branca exploration Project. The activities and ownership percentages of PBM are subject to a shareholders' agreement (the "Shareholders Agreement,") between Solitario and Anglo, which was filed on EDGAR on October 4, 2007.

          Pursuant to the Shareholders Agreement, Anglo was required to fund $2.25 million of our exploration expenditures at the Pedra Branca Project, among other things, to earn a 15% interest in PBM. At anytime prior to earning that interest, Anglo had the right to terminate its interest in PBM, and such termination would preclude Anglo from earning any interest in either PBM or the Pedra Branca Project. Accordingly, we recorded all Anglo funding prior to Anglo earning an interest in PBM as joint venture reimbursements and reduced our net exploration expenditures.


          As of September 30, 2007, Anglo and Solitario determined that Anglo had earned its 15% interest in PBM by meeting the requirements of the Shareholder Agreement. Accordingly, we recorded a reduction of 15% of the book value of the equity of PBM on that date. We had no reasonable basis or ability to determine the fair value of the consideration (the 15% interest in PBM) and accordingly reduced our equity interest by the recorded book value. We recorded the 15% reduction in the equity of PBM or $404,000 as minority interest and as a reduction in our consolidated paid-in capital.

          In August of 2007 we prepared the following memo to our file, which was presented to Ehrhardt Keefe Steiner & Hottman, PC, our independent registered public accountant, in support of our position in connection with our audit of the year ended December 31, 2007:

How should the 15% equity interest in PBM granted to Anglo upon satisfaction of the First Earn-In be accounted for?

Answer

The 15% equity interest earned by Anglo should be accounted for as a reduction to the Solitario's additional paid in capital with an offset to minority interest in the amount equal to 15% of the net assets (at book value) of the Solitario.

Solitario does not believe that a "step-up" in the basis of Solitario's equity interest in PBM is appropriate at the time the 15% equity interest is earned by Anglo based upon the following:

Except for the limited cases provided by in SAB Topic 5H, current GAAP does not permit or require the recording of a minority interest at anything other than the book value and book income of the subsidiary. As such, on the date of Anglo earning a 15% interest in PBM, the net assets of PBM will essentially be equal to the book value of the mineral properties as i) there are de minimus liabilities, ii) all expenditures for exploration are reimbursed by Anglo, and iii) the properties are not being amortized as there is no related production, thus resulting in a net loss of $0.

Additionally, as the above transaction involving the transfer of equity to Anglo does not involve the sale of "unissued shares in a public offering," Solitario believes that a "step-up" of its retained equity interest, as well as recording a minority interest on a "step-up" basis, is not appropriate as Questions #1 and #2 of SEC Staff Bulletin Topic 5H, Accounting for Sales of Stock by a Subsidiary, would not be applicable to this transaction. However, Solitario reviewed Question #3 as it applies to SAB Topic 5H as follows:

Question 3: In the staff's opinion, may gain be recognized for issuances of subsidiary stock in situations other than sales of unissued shares in a public offering?

Interpretive Response: Yes. The staff believes that gain recognition is acceptable in situations other than sales of unissued shares in a public offering as long as the value of the proceeds can be objectively determined. With respect to issuances of stock options, warrants, and convertible and other similar securities, gain should not be recognized before exercise or conversion into common stock, and then only provided that realization of the gain is reasonably assured (see Question 2 above) at the time of such exercise or conversion.

Due to the fact that i) the amounts expended by Anglo in exchange for the 15% equity interest in the PBM will be exploratory, and by their nature, a determination of the fair value of these previously expended cumulative exploratory expenditures is not readily determinable, ii) the timing of the initial exploration expenditures by Anglo have been made over time as opposed to a lump sum payment, iii) the absence of any reasonable determination of the fair value of the property before or after the exploration expenditures and thus an indication of the increase in the property's fair value, Solitario has concluded that the value of the proceeds cannot be objectively determined. As such, no step-up, whether recorded to equity or as a gain, would be appropriate.


Further, even though SFAS No 160, Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51, was released subsequent to the Agreement, and will not be adopted by Solitario until January 1, 2009, Solitario has looked to paragraph 33 of SFAS No. 160 for further guidance and insight into the appropriate GAAP treatment related to this Agreement:

Changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions (investments by owners and distributions to owners acting in their capacity as owners). Therefore, no gain or loss shall be recognized in consolidated net income or comprehensive income. The carrying amount of the noncontrolling interest shall be adjusted to reflect the change in its ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to the parent.

Taking into consideration the above guidance, Solitario believes that such conclusions documented above are still appropriate given i) prior to the First Earn-In, Anglo was not an equity interest holder, and as such, those transactions between PBM and Anglo should not be accounted for as transactions between a parent company and its minority shareholder, ii) at such time the First Earn-In was achieved, Anglo became an equity interest holder (15%), and as a result, a minority interest was recorded and the minority interest's share in the losses of the PBM were recorded prospectively, and iii) as discussed above regarding the deemed zero value associated with the previously contributed/expended exploration amounts prior to the First Earn-In, the minority interest's share (15%) of the carrying amount of PBM was debited to Solitario's APIC.

While some subjectivity still remains as to whether Solitario should, on a consolidated basis, increase the minority interest's share of net losses/income when it becomes probable of the minority interest achieving the Second and Third Earn-Ins, i.e., prior to the actual time such Earn-Ins are achieved , Solitario believes that adhering to the substance of the Agreement whereby the transfer of the equity interest in PBM to Anglo does not happen until all such amounts have been expended (analogous to "cliff" vesting), is more appropriate than a SFAS No. 5 probability approach. Further, by only recording changes in the ownership interest in the Company once they have actually occurred, the Company will not be prematurely allocating net losses to Anglo.

Recording the receipt of $1.7 million in cash from Anglo during 2008 as a contribution to equity:

          During 2008, Anglo provided funding for the exploration at PBM, pursuant to the terms of the Shareholders Agreement. This funding was not a one-time sale of shares of PBM, but rather a series of payments made during the year. Again, Anglo had the right to terminate its right to earn an additional 15% interest in PBM at any time. Consistent with the treatment of the prior payments of Anglo discussed above, we did not record such payments as proportional increases in Anglo's minority interest, as there was no assurance that Anglo would earn the additional 15% until a decision was made by Anglo, in late December 2008, to fund the final portion of its requirement of funding a cumulative $4.0 million pursuant to the terms of the Shareholders Agreement. However, because Anglo was a minority equity holder, these amounts were credited to paid-in capital and disclosed as minority equity contributions. These were not recorded as gain on sale of securities. No interest in PBM was earned prior to the December 2008 contribution that put Anglo over its required commitment. We believe this treatment is consistent with the discussion above which does not allow the recording of a step-up in basis as discussed above in our review of Questions #1, 2, and 3 of SEC Staff Bulletin Topic 5H.

Recording of $671,000 as a reduction to Paid-in capital as a result of Anglo earning an additional 15% interest in PBM (to a total of 30%) in December 2008:

          As discussed above, in December 2008, Anglo earned an additional 15% interest in PBM by meeting the funding requirements of the Shareholders Agreement. On that date we transferred an additional 15% (to a total of 30%) of our book equity and the loss to date to the minority interest. This amount was $671,000. As a result of these entries, as of December 31, 2008, the recorded minority interest of $833,000 exactly equaled 30% of the total net assets of PBM on that date. In addition, the minority interest in the income statement for the year ended December 31, 2008 of $227,000 was exactly 30% of the loss of PBM for the year ended December 31, 2008.

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12.         We note that you recorded $671 thousand and $404 thousand of minority interest directly to the statement of stockholders' equity in fiscal years 2008 and 2007, respectively. Please clarify the transactions that resulted in you recording minority interest directly to the statement of stockholders' equity and how you determined that your accounting for these transactions is appropriate.

RESPONSE:

          Please see the discussion of our entries to additional paid-in capital discussed above for an explanation of the accounting for Anglo's interest in PBM.

General

13.         Please correct your commission file number on the cover of your periodic and current filings to read 001-32978, which was assigned in connection with your filing of the Form 8-A registration statement on August 9, 2006.

RESPONSE:

          We filed our Quarterly Report on Form 10-Q for the quarter ended December 31, 2009 using 001-32978 as the commission file number. We will use 001-32978 as our commission file number in all future periodic filings.

SUMMARY AND CONCLUSION:

          As a result of the disclosures discussed above currently included in our filed Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, and the prospective disclosures discussed above, Solitario does not believe amending the currently filed 2008 Form 10-K, would provide significant additional benefit to readers of our periodic reports. Accordingly we respectfully submit we believe it is not necessary to file an amended 2008 Form 10-K.

          If you have any questions regarding this response letter, please contact either Christopher E. Herald or me at Solitario at (303) 534-1030.

Sincerely,

/s/ James R. Maronick

CFO
Solitario Exploration & Royalty Corp.